FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For March 2006

CHAI-NA-TA CORP.

Unit 100 – 12051 Horseshoe Way

Richmond, BC  V7A 4V4

Attachments:

1.

News Release dated March 13, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  March 13, 2006

Wilman Wong

Chief Financial Officer/Corporate Secretary

Unit 100 – 11300 No. 5 Road Richmond, BC V7A 5J7 Canada
Toll Free in Canada & USA: 1-800-406-ROOT (7668)
Telephone:(604) 272-4118 Facsimile: (604) 272-4113
TSX: “CC” • OTCBB: “CCCFF”
Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2005 Year-end Results

RICHMOND, BRITISH COLUMBIA – March 13, 2006 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced 2005 net loss of $8.1 million, or $0.33 per basic share, compared to 2004 net earnings of $80,000, or $0.00 per basic share.

Revenue decreased to $5.8 million in 2005 from $7.4 million in 2004. Gross margin declined to 6% in 2005 from 35% in 2004.

“Fiscal 2005 featured a number of challenges for Chai-Na-Ta. A strong Canadian dollar has negatively affected ginseng prices and the Company’s revenue and profitability. Buyers and grading houses remain resistant to carrying supply, due to concerns about currency fluctuations,” said William Zen, Chairman and Chief Executive Officer.

“Rust is another challenge facing growers and, although mainly an aesthetic problem, results in lower root prices below costs,” Mr.  Zen continued. “Unfortunately, our 2005 harvest had a higher than expected level of rust in both growing regions leading to significant write-downs on inventory and crop costs in 2005. “

With ginseng root prices falling throughout 2005, we realized an average selling price of about $10 per pound compared to $21 per pound in 2004.

“While weak ginseng root prices remain a challenge, we feel that the demand for ginseng products remain strong, we sold most of our 2005 harvest rusty root in early 2006.  We expect prices to stabilize with slight improvements towards the end of 2006,” added Mr. Zen.

”We will continue our focus on maximizing yield and quality while minimizing farm costs and operating expenses in 2006, “Mr. Zen said, “We are determined to face the challenges ahead of us and expect to bring sustainable growth and profitability to Chai-Na-Ta’s shareholders.”

2005 Fourth Quarter

During the quarter ended December 31, 2005, revenue was $0.9 million, down from $1.1 million in the same quarter last year. Gross margin was 14.4% in the 2005 fourth quarter compared to a gross loss of 0.6% in the 2004 period. Net loss in the 2005 fourth quarter was $2.6 million, or $0.10 per basic share, compared to $660,000, or $0.03 per basic share, in the same period last year.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113 (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

CHAI-NA-TA CORP.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Three Months Ended

Three Months Ended

December 31

December 31

December 31

December 31

2005

2004

 2005

 2004

Fourth Quarter Summary

Canadian $000

 *US $000 Equivalents

(Unaudited)

      (except EPS and shares outstanding)

(except EPS and shares outstanding)

Revenue

$

 912

$

 1,079

$

 753

$

  829

Loss before taxes

(6,369)

(1,057)

(5,257)

 (812)

Net loss for the period

   (2,603)

   (660)

(2,149)

 (507)

Loss per share

  - basic

     (0.10)

  (0.03)

  (0.09)

(0.02)

  - fully diluted

                       (0.10)

  (0.03)

  (0.09)

(0.02)

Weighted average shares outstanding

 -  basic

   24,299,008

    24,299,008

24,299,008

 24,299,008

 -  fully diluted

   24,299,008

    24,299,008

24,299,008

 24,299,008

Year Ended

Year Ended

December 31

December 31

December 31

December 31

 2005

2004

2005

2004

Annual Summary

Canadian $000

 *US $000 Equivalents

      (except EPS and shares outstanding)

(except EPS and shares outstanding)

Revenue

$

  5,826

$

  7,425

$

4,808

$

   5,705

(Loss) earnings before taxes

  (12,219)

     128

(10,085)

    98

Net (loss) earnings for the year

    (8,131)

       80

  (6,711)

    61

(Loss) earnings per share

  - basic

      (0.33)

 0.00

(0.33)

 0.00

  - fully diluted

   (0.33)

 0.00

(0.33)

 0.00

Weighted average shares outstanding

 -  basic

 24,299,008

 24,290,814

   24,299,008

 24,290,814

 -  fully diluted

 24,299,008

 34,789,122

   24,299,008

 34,789,122

* US$ Equivalents

- for the period ended December 31, 2005 conversion rate used is 1.2116 (0.8254)

- for the period ended December 31, 2004 conversion rate used is 1.3015 (0.7683)

Amounts in US$ are included solely for the convenience of readers outside Canada.  The inclusion of such amounts is not intended to imply that such amounts were transacted in, realized or settled in US$ at this rate or any other rate.